December 17, 2008

Via U.S. Mail and Facsimile (011-41-43-317-7992)

Richard A. Brown
Group Vice President and Assistant General Counsel
ABB Ltd.
Affolternstrasse 44
CH-8050 Zurich
Switzerland

> **Re: ABB Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 19, 2008**
> **File No. 1-16429**
> **Response Letter Dated October 2, 2008**

Dear Mr. Brown:

We have reviewed your response letter dated October 2, 2008, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state in your response letter that most of your products and services are not listed in the EU Control List for Dual Use Products or the U.S. Commerce Control List. You also state that the same is generally true for third party products forming part of systems and plants you supply. Please clarify for us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, technology or services you or your non-U.S. subsidiaries have provided, directly or indirectly, into Iran or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such products, components, equipment, technology, or services have been put to military use by Iran or Syria, and discuss any such use of which you are aware. Finally, if anything you or your non-U.S. subsidiaries have provided into sanctioned countries has military application or has been put to military use, discuss the potential impact on your reputation and share value.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Karen Garnett
Assistant Director
Division of Corporation Finance